Q1 2005 Results

April 13, 2005

Safe Harbor

“Safe Harbor” Statement under the U.S. Private Securities
Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are
subject to risks and uncertainties including, but not limited to:
economic conditions, product demand and semiconductor
equipment industry capacity, worldwide demand and
manufacturing capacity utilization for semiconductors (the
principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product
development, ability to enforce patents, the outcome of
intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and
other risks indicated in the risk factors included in ASML’s
Annual Report on Form 20-F and other filings with the U.S.
Securities and Exchange Commission.

/ Slide 2

Agenda

Accomplishments Q1 2005

Financial summary

Company focus

Outlook summary

/ Slide 3

Accomplishments Q1 2005

/ Slide 4

Financial accomplishments Q1 2005

Growth

Revenue growth 51% Q1 2005 vs Q1 2004

Net bookings 35 systems, up 20% quarter on quarter

New system ASP increased from M€ 10.7 in Q4 to M€ 12.3 in Q1

2004 market leader at 51% according to Gartner Dataquest

Japan penetration progressing with significant new bookings and design wins at key customers

Leading supplier of ArF and KrF TWINSCAN at key existing account

Evaluation ongoing at 3 new customers

Profitability

Improved gross margin from 39.2% in Q4 to 40.0% in Q1

Strong operating margin 21.0%

Liquidity

Generated approximately M€ 92 in cash in Q1

/ Slide 5

Technology/market accomplishments Q1 2005

TWINSCAN XT:1400

Successfully introduced highest NA ArF tool with 8 shipments this quarter

Tool is specified for 65 nm volume manufacturing and 45 nm

            pre-production and testing

Immersion lithography

3 Systems are operating at customer sites

10 machines in backlog with some customers having ordered follow up systems

Significant progress in field tested defect density and bubble control confirming that our unique design is offering robust performance at high speed and with production-like resist/wafer surface conditions

/ Slide 6

Financial summary

/ Slide 7

Total revenues M€

2673

1589

1959

318

1180

830

179

0

500

1000

1500

2000

2500

3000

2000

2001

2002

2003

759

609

351

820

H2

H1

Q1

Q2

Q3

Q4

1493

329

370

526

1543

2004

453

616

1070

611

2465

785

2005

685

/ Slide 8

Revenue breakdown: Q1 2005

Value per type

Value per technology

TWINSCAN

85%

Others
15%

Value per region

Value per end-use

U.S.

25%

Foundry

23%

Memory

54%

Taiwan

13%

IDM

23%

Korea

46%

KrF

51%

ArF

42%

I-line

7%

China

1%

Singapore

8%

Europe

4%

Japan

3%

Numbers have been rounded for readers’ convenience

units

Units

20

39

Others

TWINSCAN

14

31

14

I-line

KrF

ArF

/ Slide 9

Overview historical financials consolidated M€

ASML

2004 FY

2004 Q1

2004 Q4

2005 Q1

Net sales

2465

453

785

685

Gross profit

906

146

308

274

R&D costs

331

70

75

79

SG&A costs

196

42

1

52

51

Operating income

379

34

181

144

Net income

235

21

109

100

Numbers have been rounded for readers’ convenience

1  SG&A costs include a positive adjustment of M€ 6 for restructuring expenses

/ Slide 10

Cash flow M€

2004 FY

2004 Q1

2004 Q4

2005 Q1

Net income

235

21

109

100

Depreciation and amortization

93

26

21

22

Effects of changes in assets and liabilities

(77)

64

(1

29

)

(18)

Cash flow from

recurring

operations

251

1

111

1

104

License cost

-

-

(49)

-

Cash flow

from investing activities

(60)

1

(27)

(21)

Cash flow from financing activities

19

7

1

2

Effect of changes in exchange rates on cash

(9)

5

(13)

7

Net cash flow

200

124

(88)

92

1 Cash flow used for license costs for the year ended December 31, 2004 is included in net income from continued operations.

Numbers have been rounded for readers’ convenience

/ Slide 11

Balance sheet as of March 27, 2005 M€

ASSETS

Dec 2004

Mar 2005

Cash and cash equivalents

1228

37.9

%

1320

39.4

%

Accounts receivable, net

503

15.5

%

484

14.5

%

Inventories, net

718

22.1

%

728

21.8

%

Other assets

203

6.3

%

209

6.2

%

Tax assets

256

7.9

%

267

8.0

%

Fixed assets

336

10.3

%

340

10.1

%

T

OTAL ASSETS

3244

100

%

3348

100

%

LIABILITIES and SHAREHOLDERS’ EQUITY

Current liabilities

802

24.7

%

754

22.5

%

Tax liability

212

6.6

%

249

7.

5

%

Long term debts

838

25.8

%

862

25.7

%

Shareholders’ equity

1392

42.9

%

1483

44.3

%

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY

3244

100

%

3348

100

%

Numbers have been rounded for readers’ convenience

/ Slide 12

Backlog units
Backlog value M€
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05

ASML

Backlog: litho units vs. value

0

20

40

60

80

100

120

140

160

180

200

0

500

1000

1500

2000

2500

Used Systems

New systems

Backlog value

New and used systems

/ Slide 13

Backlog as of March 27, 2005

New Systems

Used Systems

Total Backlog

Units

Value

M€   1316

M€    61

M€    1377

ASP

M€   14.3

M€    4.1

M€    12.9

Numbers have been rounded for readers’ convenience

Backlog

Backlog

80% of unit backlog carry Q2 + Q3 shipment dates

Note: Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.

92

15

107

/ Slide 14

Backlog lithography per March 27, 2005

Total value M€ 1377

Value per type

Value per technology

TWINSCAN

89%

Others

11%

KrF

27%

ArF

68%

Value per region

Value per end-use

U.S.

29%

R&D

2%

Foundry

23%

Memory

42%

Taiwan

19%

IDM

33%

Korea

23%

I-line

5%

China

5%

Singapore

8%

Europe

13%

Japan

3%

Numbers have been rounded for readers’ convenience

/ Slide 15

Outlook summary

ASML backlog supports shipment of approx. 50 tools in
Q2 2005 with ASP of M€ 13.3

Backlog supports gross margin in the 38-40% and
36-38% respectively for Q2 2005 and Q3 2005

Industry shows positive signs of firming up, but the slow
rate of improvement suggests that Q2 2005 orders are

expected at a lower level than Q1 2005

expected to allow ASML’s continued profitability in each
quarter of 2005

Visibility beyond Q3 2005 is limited, and the
semiconductor industry is, as always, subject to wide
swings

/ Slide 16

Company focus 2005

Technology leadership

R&D budget to be increased to approx. 80 million, net of credit, each quarter in
2005

Third generation immersion on track for deliveries starting Q3 2005

Development of mid critical layer tool according to plan for introduction Q4
2005

Hyper-NA machine planned for delivery H1 2006

Lead time reduction

20% reduction in integral cycle time of volume manufacturing tools to be achieved by Q4 2005

30% reduction in lead time to be offered to customers in H2 2005 on volume manufacturing tools

Cost control programs

10% COGS reduction for volume TWINSCAN systems by Q4

Strengthening program of fixed to variable cost conversion in R&D, SG&A and manufacturing

/ Slide 17

Commitment